FSD Pharma Inc.

Condensed consolidated interim financial statements

For the three and six months ended June 30, 2021 and 2020

[unaudited] [expressed in United States dollars, except per share amounts]

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[unaudited] [expressed in United States dollar]

As at		June 30,	December 31,
		2021	2020
	Notes	$	$
ASSETS
Current assets
Cash		43,196,613	17,524,822
Other receivables		472,625	161,342
Prepaid expenses and deposits	4	1,587,972	569,401
		45,257,210	18,255,565
Assets held for sale	3	8,845,117	8,610,504
		54,102,327	26,866,069

Non-current assets
Investments	5	2,257,573	1,676,745
Intangible assets, net	6	11,991,018	13,424,391
		68,350,918	41,967,205

LIABILITIES
Current liabilities
Trade and other payables	7	7,953,790	3,700,103
Lease obligations	9	48,371	46,842
Warrants liability	10	1,709,519	1,447,910
Notes payable	8	300,549	384,647
		10,012,229	5,579,502
Non-current liabilities
Lease obligations	9	61,626	79,120
		10,073,855	5,658,622

SHAREHOLDER'S EQUITY
Class A share capital	11	151,588	151,588
Class B share capital	11	144,974,820	103,056,538
Warrants	11	4,968,958	4,968,958
Contributed surplus	12	22,068,887	18,792,590
Foreign exchange translation reserve		128,479	207,797
Accumulated deficit		(114,015,669)	(90,868,888)
		58,277,063	36,308,583
		68,350,918	41,967,205
Commitments and contingencies	15
Subsequent events	17

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Donal Carroll	Director - Nitin Kaushal

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
			[Restated -		[Restated - note
			note 2b]		2b]
	Notes	$	$	$	$
Expenses
General and administrative	14	5,073,691	1,909,183	8,122,550	4,925,055
External research and development fees		3,612,718	1,561,518	5,582,969	1,864,910
Share-based payments	12	3,020,647	364,080	6,853,171	2,668,322
Depreciation and amortization	6	982,353	994,337	1,933,373	1,965,668
Impairment of right-of-use asset		-	-	-	89,860
Total operating expenses		12,689,409	4,829,118	22,492,063	11,513,815

Loss from continuing operations		(12,689,409)	(4,829,118)	(22,492,063)	(11,513,815)

Other income		-	(13,251)	(1,292)	(26,853)
Finance expense		18,917	68,474	38,242	141,637
Gain on settlement of financial liability	8	(39,542)	(40,409)	(49,792)	(40,409)
Loss (gain) on change in fair value of warrants and derivative liability	5 & 10	(294,947)	-	261,609	(634,415)
Loss (gain) on changes in fair value of investments	5	380,553	(918,378)	(580,828)	1,131,686
Net loss from continuing operations		(12,754,390)	(3,925,554)	(22,160,002)	(12,085,461)

Net loss from discontinued operations	3	(452,937)	(566,930)	(986,779)	(1,768,794)
Net loss		(13,207,327)	(4,492,484)	(23,146,781)	(13,854,255)

Other comprehensive income (loss)
Items that may be subsequently reclassified to income (loss):
Exchange gain (loss) on translation of foreign operations		(41,948)	(547,320)	(79,318)	670,634
Comprehensive loss		(13,249,275)	(5,039,804)	(23,226,099)	(13,183,621)

Net loss per share
Basic and diluted - continuing operations	13	(0.35)	(0.43)	(0.70)	(1.41)
Basic and diluted - discontinued operations	13	(0.01)	(0.06)	(0.03)	(0.21)

Weighted average number of shares outstanding - basic and diluted	13	35,991,918	9,051,562	31,470,521	8,600,660

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the periods ended June 30, 2021 and 2020
[unaudited] [expressed in United States dollar, except number of shares]

								Foreign
								exchange
							Contributed	translation	Accumulated
	Class A shares		Class B shares		Warrants		surplus	reserve	deficit	Total
	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2019 [Restated - note 2b]	72	151,588	7,905,727	73,586,337	467,451	4,321,989	17,371,434	(84,776)	(59,069,095)	36,277,477
Shares issued [note 11]	-	-	1,789,085	8,360,209	1,500,000	92,134	(1,302,076)	-	-	7,150,267
Share-based payments [note 12]	-	-	502,575	1,707,155	-	-	2,459,634	-	-	4,166,789
Share options exercised [note 12]	-	-	22,382	563,747	-	-	(504,185)	-	-	59,562
Warrants expired [note 11]	-	-		-	(37,313)	(89,429)	89,429	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	670,633	(13,854,255)	(13,183,622)
Balance, June 30, 2020 [Restated - note 2b]	72	151,588	10,219,769	84,217,448	1,930,138	4,324,694	18,114,236	585,857	(72,923,350)	34,470,473

Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958	18,792,590	207,797	(90,868,888)	36,308,583
Shares issued [note 11]	-	-	15,480,462	38,341,407	-	-	-	-	-	38,341,407
Share-based payments [note 12]	-	-	1,349,764	3,576,875	-	-	3,276,297	-	-	6,853,172
Share cancelation [note 12]	-	-	(156,278)	-	-	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	(79,318)	(23,146,781)	(23,226,099)
Balance, June 30, 2021	72	151,588	35,835,568	144,974,820	6,749,109	4,968,958	22,068,887	128,479	(114,015,669)	58,277,063

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2021 and 2020
[unaudited] [expressed in United States dollar]

	2021	2020
		[Restated - note 2b]
	$	$
Operating activities
Net loss from continuing operations	(22,160,002)	(12,085,461)
Add (deduct) items not affecting cash
Depreciation and amortization	1,933,373	1,965,668
Impairment of right-of-use asset	-	89,860
Interest expense	38,242	5,457
Share-based payments	6,853,171	2,668,323
Change in fair value of other investments	(580,828)	1,131,686
Change in fair value of derivative liability	261,609	(634,415)
Unrealized foreign exchange gain (loss)	-	13,603
Gain on settlement of financial liability	(49,792)	(40,409)
Changes in non-cash working capital balances
Trade and other receivables	(341,916)	(507,294)
Prepaid expenses and deposits	(1,010,317)	(1,152,553)
Trade and other payables	3,899,855	(97,816)
Cash used in continuing operating activities	(11,156,605)	(8,643,351)
Cash used in discontinued operating activities	(911,922)	(573,353)
Cash used in operating activities	(12,068,527)	(9,216,704)

Investing activities
Additions to intangible assets	(500,000)	-
Proceeds from sale of investments	-	6,372,375
Cash provided by (used in) continuing investing activities	(500,000)	6,372,375
Cash used in discontinued investing activities	-	-
Cash provided by (used in) investing activities	(500,000)	6,372,375

Financing activities
Proceeds from issuance of shares, net	38,341,407	6,909,994
Proceeds from exercise of stock options	-	59,548
Repayment of notes payable	(71,424)	-
Repayment of lease obligation	(29,665)	(21,142)

Cash (used in) provided by continuing financing activities	38,240,318	6,948,400
Cash (used in) provided by discontinued financing activities	-	-
Cash (used in) provided by financing activities	38,240,318	6,948,400

Net increase in cash during the period	25,671,791	4,104,071
Cash, beginning of period	17,524,822	5,967,798
Cash, end of period	43,196,613	10,071,869

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

1. Nature of business

FSD Pharma Inc. ("FSD" or the "Company"), through its wholly owned subsidiary, FSD Biosciences Inc., is focused on Pharmaceutical research and development ("R&D") of its lead compound, FSD 201, ultra-micronized Palmitoyl ethylamine ("PEA"). FSD 201 is known to stabilize mast cells of the human body and down-regulate the pro-inflammatory cytokines to effectuate an anti-inflammatory response.

FV Pharma Inc. ("FV Pharma"), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in September 2020. In March 2020, substantially all the assets of FV Pharma were classified as held for sale (refer to Note 3).

The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

Subsidiaries

These unaudited condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which FSD has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	June 30, 2021	December 31, 2020
		%	%
FSD Biosciences Inc.	USA	100	100
Prismic Pharmaceuticals Inc.	USA	100	100
FV Pharma Inc.	Canada	100	100

Impact of COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. Following the Company's decision to primarily focus its efforts and resources on the pharmaceutical business operated through FSD Biosciences Inc. in September 2020, FV Pharma surrendered its licenses and ceased all other operational activities. The Company's clinical trials for the use of FSD-201, its lead compound, to treat suspected or confirmed cases of COVID-19 are currently on hold as the Company analyzes and evaluates the commercial viability of the Phase 2 study. COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the three and six months ended June 30, 2021.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

2. Basis of presentation

[a] Statement of compliance

These unaudited condensed consolidated interim financial statements ("financial statements') were prepared using the same accounting policies and methods as those used in the Company's audited consolidated financial statements for the year ended December 31, 2020. These financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed. These financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 12, 2021.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company. The Company's functional currency is the US$ and the functional currencies of its subsidiaries are as follows:

 FSD Biosciences Inc. United States Dollar

 Prismic Pharmaceuticals Inc. United States Dollar

 FV Pharma Inc. Canadian Dollar

The change in presentation currency is a voluntary change which is accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities.  For comparative reporting purposes, historical financial information has been translated to US$ using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency.

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2020 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

3. Assets Held for Sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 70-acre property on which the Facility is located (the "Facility Property"). The Company expects that the sale of the Facility and Facility Property will be completed within the next 12 months and is actively marketing the Facility and Facility Property for sale.

Initially, assets held for sale consisted of the Facility and Facility Property, all biological assets and inventory on hand, and equipment related to the Facility operations (collectively the "Disposal Group"). During the year ended December 31, 2020, the Company either sold or recognized impairment losses on biological assets, inventory and equipment. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Facility are reported as discontinued operations for the three and six months ended June 30, 2021 and 2020.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the disposal group resulting in recognition of the resulting group at carrying value.

Assets held for sale as at June 30, 2021 and December 31, 2020 consisted of the following:

	2021	2020
	$	$
Property and plant	8,845,117	8,610,504

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell. The change in assets held for sale period over period is due to foreign exchange.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

Net loss and comprehensive loss from discontinued operations for the three and six months ended June 30, 2021 and 2020 is comprised of the following:

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2021	2020	2021	2020
		$	$	$	$

Revenue		-	6,294	-	8,735

Cost of revenue		-	441,405	-	834,574
Gross loss before fair value adjustments		-	(435,111)	-	(825,839)
Fair value adjustments on inventory sold		-	(515)	-	(945)
Unrealized loss (gain) on changes in fair value of biological assets		-	-	-	166,886
Gross loss		-	(434,596)	-	(991,780)

Expenses
General and administrative	14	470,369	146,252	1,018,824	714,510
Depreciation and amortization		-	-	-	90,340
Total operating expenses		470,369	146,252	1,018,824	804,850

Loss from discontinued operations		(470,369)	(580,848)	(1,018,824)	(1,796,630)

Other income		(17,432)	(13,918)	(32,045)	(27,836)
Net loss from discontinued operations		(452,937)	(566,930)	(986,779)	(1,768,794)

Cash flows from discontinued operations for the six months ended June 30, 2021 and 2020 is comprised of the following:

	For the six months ended June 30,
	2021	2020
	$	$
Operating activities
Net loss from discontinued operations	(986,779)	(1,768,794)
Add (deduct) items not affecting cash
Depreciation and amortization	-	108,209
Change in fair value adjustments on inventory sold	-	(945)
Impairment of inventory	-	534,814
Change in fair value of biological assets	-	166,886
Changes in non-cash working capital balances
Trade and other receivables	30,633	506,705
Prepaid expenses and deposits	(8,254)	114,833
Inventories	-	(21,932)
Biological assets	-	(166,887)
Trade and other payables	52,478	(46,242)
Cash used in operating activities	(911,922)	(573,353)

4. Prepaid expenses and deposits

The Company's prepaid expenses and deposits include the following:

	June 30, 2021	December 31, 2020
	$	$
Insurance	986,235	246,752
Other prepaids and deposits	601,737	322,649
	1,587,972	569,401

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

5. Investments

The following table outlines changes in investments:

			Balance at	Change in fair	Balance at
			December 31,	value through	June 30,
Entity	Instrument	Note	2020	profit or loss	2021
			$	$	$
Clover Cannastrip	Shares	(i)	-	-	-
HUGE Shops	Shares	(ii)	600,433	67,133	667,566
SciCann Therapeutics	Shares	(iii)	195,679	178	195,857
Solarvest BioEnergy Inc.	Shares	(iv)	447,678	326,850	774,528
Solarvest BioEnergy Inc.	Warrants	(iv)	74,813	(74,813)	-
Solarvest BioEnergy Inc.	Convertible debenture	(iv)	358,142	261,480	619,622
			1,676,745	580,828	2,257,573

(i) Clover Cannastrip Thin Film Technologies Corp. ("Clover")

On September 6, 2018, the Company subscribed for $1,128,450 of equity units in a brokered private placement by Clover. The equity investment is measured at fair value through profit or loss. Clover is not a publicly traded company; therefore, the fair value was classified as level 3 within the fair value hierarchy - significant unobservable inputs that are supported by little or no market activity. As at December 31, 2020 and as at June 30, 2021, the fair value was determined to be $nil based on the financial position of Clover and the Company's ability to recover its investment.

(ii) HUGE Shops

The Company's investment in HUGE Shops includes 17,333,333 shares based on the December 2018 subscription price of C$0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company; therefore, the fair value was classified as level 3 within the fair value hierarchy - significant unobservable inputs that are supported by little or no market activity. As at June 30, 2021, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies' share prices, resulting in an increase in the fair value of the investment of 8% from December 31, 2020. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $5,077.

(iii) SciCann Therapeutics Inc.

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of C$17 per share. The equity investment is measured at fair value through profit or loss. SciCann Therapeutics Inc. is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at
June 30, 2021, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies' share prices, resulting in a decrease in the fair value of investment of 3% from December 31, 2020. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $515.

(iv) Solarvest BioEnergy Inc. ("Solarvest")

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $1,805,520 for a total fair value of $2,256,900 of Solarvest in exchange for 49,751 Class B common shares of the Company with a fair value of $1,880,750 based on a market price of C$50.25 and recognition of a derivative liability of $376,150. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $2,256,900 resulting in recognition of the derivative liability. If the liquidation value of the Company's shares is below $2,256,900, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

As at December 31, 2019, the fair value of the derivative liability was $1,990,788. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $2,256,900. On February 4, 2020, the Company issued 225,371 shares to Solarvest to settle the derivative liability. The fair value of the shares issued was $1,356,373 resulting in recognition of a gain of $634,415 on settlement of the derivative liability.

As at June 30, 2021, the fair value of the shares was determined based on the quoted market price of the shares at C$0.32 per share. The warrants expired unexercised during the six months ended June 30, 2021. The fair value of the convertible debenture is calculated as the fair value of shares if converted at SVS share price as at June 30, 2021, of C$0.32. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the convertible debenture have been classified as level 2 - valuation technique with observable market inputs.

6. Intangible assets

Intangible assets as at June 30, 2021 is as follows:

$
Cost
As at December 31, 2020	19,201,493
Additions	500,000
As at June 30, 2021	19,701,493

Accumulated amortization
As at December 31, 2020	5,777,102
Amortization	1,933,373
As at June 30, 2021	7,710,475

Net book value
As at December 31, 2020	13,424,391
As at June 30, 2021	11,991,018

The Company acquired intellectual property as part of the acquisition of Prismic Pharmaceuticals Inc. ("Prismic") on June 28, 2019. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of acquisition.

On March 9, 2021, the Company entered into a license agreement ("Innovet License Agreement") with Innovet Italia S.R.L. ("Innovet"), under which Innovet granted the Company a license to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. Under the Innovet license agreement, the Company is required to make payments to Innovet upon the achievement of certain milestones, including $500,000 which was paid upon execution of the Innovet License Agreement as consideration in exchange for the rights to the Licensed Products. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of the agreement.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

7. Trade and other payables

Trade and other payables consists of the following:

	June 30, 2021	December 31, 2020
	$	$
Trade payables	3,573,073	2,063,162
Accrued liabilities (i)	4,370,499	1,622,227
Other payables	10,218	14,714
	7,953,790	3,700,103

(i) Accrued liabilities

	June 30, 2021	December 31, 2020
	$	$
External research and development fees	2,630,729	248,898
Operational expenses	696,896	229,758
Professional fees	591,184	435,244
Accrued interest	337,951	349,566
Severance	113,739	166,662
Bonus	-	192,099
	4,370,499	1,622,227

8. Notes Payable

Notes payable consists of the following:

	June 30, 2021	December 31, 2020
	$	$
Short-term notes	549	49,647
Notes payable	300,000	335,000
	300,549	384,647

Short-term notes

The short-term notes represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured, are due on demand and accrue interest at a rate of 10% per annum. The notes are held by former Directors and Shareholders of Prismic.

Notes payable

The notes payable represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured and are due on demand. The notes accrue interest at a rate of 20% per annum. The notes are held by former Directors and Shareholders of Prismic.

During the six months ended June 30, 2021, the Company settled notes payables in the amount of $84,098, accrued interest of $45,346, and $201,695 of other Prismic related liabilities with cash of $281,235. A gain of $49,904 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

9. Lease obligations

The lease obligations as at June 30, 2021 are as follows:

$
Balance - December 31, 2020	125,962
Add: Interest Expense	4,511
Less: Lease Payments	(29,665)
Effects of foreign exchange	9,189
Balance - June 30, 2021	109,997

Current	48,371
Non-current	61,626
Balance - June 30, 2021	109,997

Lease obligations are related to the Company's office lease. As of June 30, 2021, the Company did not occupy the leased premises. The Company has commenced plans to sublease the premises, however if or when the Company will be able to sublease the premises is unknown.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

$
Less than one year	48,371
One to two years	48,371
Two to three years	24,185
Thereafter	-
Total undiscounted lease payments payable	120,927
Less: impact of present value	(10,930)
Balance - June 30, 2021	109,997

10. Warrants liability

In August 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants to purchase Class B Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Common Share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss. The classification of any new warrants issued from October 1, 2020, forward are assessed based on the new functional currency which is the United States dollar.

Transaction costs allocated to the warrants of $284,049 were expensed immediately. The fair value of these warrants is classified as Level 2 in the fair value hierarchy. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk-free interest rate of 0.32% and annualized volatility of 121%.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

The fair value of the warrants liability as at December 31, 2020 was $1,447,910. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.56, risk-free interest rate of 0.33% and annualized volatility of 117%.

The fair value of the warrants liability as at June 30, 2021 was $1,709,519 resulting in a loss on change in fair value of $261,609 for the six months ended June 30, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.74, risk-free interest rate of 0.87% and annualized volatility of 128%.

11. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$

Balance, December 31, 2019	72	151,588	7,905,727	73,586,337	467,451	4,321,989
Shares issued [b] [e] [f]	-	-	1,789,085	8,360,209	1,500,000	92,134
Share-based payments [a] [c] [d]	-	-	502,575	1,707,155	-	-
Share options exercised	-	-	22,382	563,747	-	-
Warrants expired	-	-	-	-	(37,313)	(89,429)
Balance, June 30, 2020	72	151,588	10,219,769	84,217,448	1,930,138	4,324,694

Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958
Shares issued [g]	-	-	15,480,462	38,341,407	-	-
Share-based payments [h]	-	-	1,349,764	3,576,875	-	-
Share cancellation [h]	-	-	(156,278)	-	-	-
Balance, June 30, 2021	72	151,588	35,835,568	144,974,820	6,749,109	4,968,958

[a] On January 2, 2020, the Company issued 27,580 Class B Common Shares as share-based compensation to certain members of the Board of Directors for services performed as directors for the fiscal year 2019 for the amount payable of $74,117, which was recorded as trade and other payables as at December 31, 2019.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

[b] On February 4, 2020, the Company issued 225,371 Class B Common Shares to Solarvest as settlement under the Share Exchange Agreement to settle the derivative liability of $1,990,788.

[c] On March 16, 2020, the Company issued 405,926 Class B Common Shares as part of a share-based bonus to employees for performance related to fiscal year 2019 resulting in movement of $1,302,076 from contributed surplus to share capital and the recognition of an additional share-based compensation expense of $93,502 as a result of the increase in value of the shares issued.

[d] On March 16, 2020, the Company issued 69,069 Class B Common Shares to certain members of the Board of Directors as share-based compensation, in lieu of cash, for their annual compensation for the year ended December 31, 2020.

[e] On April 15, 2020, the Company issued 63,714 Class B Common Shares to settle Prismic notes payable of $226,385. The fair value of the Class B Common Shares was $185,976 resulting in a gain on settlement of liability of $40,409.

[f] On June 8, 2020, the Company issued 1,500,000 Class B Common Shares and 1,500,000 warrants as part of a private placement financing for total cash proceeds of C$10,125,000 ($7,617,038). The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $7,515,477 and the residual value allocated to the warrants was $101,561. The Company incurred issuance costs of $707,043, which has been allocated pro-rata to the common shares and warrants.

[g] During the six months ended June 30, 2021, the Company issued 15,480,462 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for gross proceeds of $39,765,474. The Company incurred transaction fees of $1,424,067.

[h] On February 17, 2021, the Company issued 1,349,764 Class B Common Shares to certain officers and members of the Board of Directors as share-based compensation. In June 2021, 156,278 Class B Common Shares issued to certain members of the Board of Directors were cancelled. The Company is working to cancel the shares issued to a certain officer and is currently pursuing its legal options with respect to this matter (Note 15).

The number of warrants outstanding during the six months ended June 30, 2021 and 2020 were as follows:

		Weighted average
	Number of warrants	exercise price
	#	C$
Outstanding as at December 31, 2019	467,451	10.20
Issued	1,500,000	9.65
Expired	(37,313)	6.03
Outstanding as at June 30, 2020	1,930,138	9.85

Outstanding as at December 31, 2020	6,749,109	5.62
Outstanding as at June 30, 2021	6,749,109	5.54

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

Measurement of fair values

There were no warrants granted during the six months ended June 30, 2021. The fair value of warrants granted during the six months ended June 30, 2020 were estimated using the residual method. The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants.

The following table is a summary of the Company's warrants outstanding as at June 30, 2021:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.28	1,381,215
October 20, 2025 (ii)	3.22	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.54	6,749,109

(i) Warrants were issued in US$ with exercise price of $4.26

(ii) Warrants were issued in US$ with exercise price of $2.60

The following table is a summary of the Company's warrants outstanding as at June 30, 2020:

	Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
November 30, 2020	2.61	16,787
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	9.85	1,930,138

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

12. Share-based payments

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the six months ended June 30, 2021 and 2020 were as follows:

	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2019	1,454,943	21.96
Granted	1,017,139	4.85
Exercised	(22,382)	2.61
Cancelled	(822,137)	31.65
Outstanding as at June 30, 2020	1,627,563	6.24
Exercisable as at June 30, 2020	1,467,188	6.15

Outstanding as at December 31, 2020	1,693,063	6.11
Granted	2,390,000	2.30
Forfeited	(47,500)	4.83
Expired	(412,766)	4.48
Cancelled	(307,987)	9.85
Outstanding as at June 30, 2021	3,314,810	3.24
Exercisable as at June 30, 2021	3,276,053	3.20

During the three and six months ended June 30, 2021, 412,766 share options related to former members of the Board of Directors and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expire.

During the three and six months ended June 30, 2021, the Company cancelled 166,698 and 307,987 options outstanding in accordance with the Option Plan and agreements with the respective option holders.

Measurement of fair values

The fair value of share options granted during the six months ended June 30, 2021 and 2020 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

	2021	2020
Grant date share price	C$2.17 - C$2.85	C$3.86 - C$9.54
Exercise price	C$2.25 - C$4.25	C$3.86 - C$9.80
Expected dividend yield	-	-
Risk free interest rate	0.34% - 0.81%	0.50% - 1.55%
Expected life	3 - 6 years	4 - 9 years
Expected volatility	129% - 132%	120%

Expected volatility was estimated by using the historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on government bonds with a remaining term equal to the expected life of the options.

The following table is a summary of the Company's share options outstanding as at June 30, 2021:

	Options outstanding		Options exercisable
		Weighted average
		remaining
		contractual life
Exercise price	Number outstanding	[years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.25	2,270,000	2.92	2.25	2,270,000
2.61	12,684	1.99	2.61	12,683
3.75	10,500	4.43	3.75	5,500
3.86	547,289	3.73	3.86	543,538
4.42	99,503	1.21	4.42	99,502
4.75	65,000	3.79	4.75	65,000
5.43	16,265	1.99	5.43	16,264
7.17	199,005	3.33	7.17	199,005
7.63	50,000	4.51	7.63	20,000
10.65	3,731	1.99	10.65	3,730
13.07	10,856	1.99	13.07	10,855
13.47	1,418	1.99	13.47	1,418
16.08	18,410	1.99	16.08	18,409
17.89	4,178	1.99	17.89	4,178
18.09	2,488	1.74	18.09	2,488
50.25	3,483	2.79	50.25	3,483
3.24	3,314,810	3.05	3.20	3,276,053

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

The following table is a summary of the Company's share options outstanding as at June 30, 2020:

	Options outstanding		Options exercisable
		Weighted average
		remaining
		contractual life
Exercise price	Number outstanding	[years]	Exercise price	Number exercisable
C$	#	#	C$	#

2.61	12,683	2.99	2.61	12,683
3.86	837,139	4.59	3.86	837,139
4.42	99,502	2.21	4.42	99,502
4.75	110,000	4.79	4.75	77,500
5.43	16,264	2.99	5.43	16,264
6.16	20,000	3.68	6.16	20,000
7.17	199,005	4.33	7.17	199,005
7.63	203,750	4.84	7.63	97,500
7.83	35,000	4.38	7.83	19,000
9.54	15,000	4.56	9.54	9,375
10.65	3,730	2.99	10.65	3,730
13.07	10,855	2.99	13.07	10,855
13.47	1,418	2.99	13.47	1,418
16.08	18,409	2.99	16.08	18,409
17.89	4,178	2.99	17.89	4,178
18.09	17,413	2.72	18.09	17,413
20.10	8,289	2.78	20.10	8,289
47.24	1,493	3.87	47.24	1,493
50.25	5,224	3.82	50.25	5,224
52.26	498	3.71	52.26	498
55.28	498	3.62	55.28	498
59.30	498	3.46	59.30	498
75.38	498	3.54	75.38	498
86.43	1,244	3.38	86.43	1,244
142.71	4,975	3.24	142.71	4,975
6.24	1,627,563	4.34	6.15	1,467,188

The Company recognized $3,020,647 and $6,853,171 of share-based compensation expenses during the three and six months ended June 30, 2021 (2020 - $364,080 and $2,668,322). Included in share-based compensation expense is $85,140 and $100,585 for the three and six months ended June 30, 2021, respectively, related to cancelled share options.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

13. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the six months ended June 30, 2021 and 2020 presented are as follows:

	June 30, 2021	June 30, 2020
	#	#
Warrants	6,749,109	1,930,138
Share Options	3,314,810	1,627,563
	10,063,919	3,557,701

14. General and administrative

Components of general and administrative expenses for the three and six months ended June 30, 2021 and 2020 were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Professional fees	2,797,012	181,454	3,848,488	1,220,251
General office, insurance and
administration expenditures	1,132,494	776,979	1,979,776	1,771,137
Consulting fees	545,586	394,209	1,275,426	1,033,386
Salaries, wages and benefits	973,662	479,792	1,668,398	964,688
Investor relations	36,448	116,307	75,249	419,588
Building and facility costs	188,019	15,323	578,382	196,660
Foreign exchange loss (gain)	(129,161)	91,371	(284,345)	33,855
	5,544,060	2,055,435	9,141,374	5,639,565
Allocated to:
Continuing operations	5,073,691	1,909,183	8,122,550	4,925,055
Discontinued operations	470,369	146,252	1,018,824	714,510

15. Commitments and contingencies

Commitments

Epitech License Agreement

Under the terms of the Company's License Agreement with Epitech Group SPA ("Epitech"), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the Food and Drug Administration ("FDA") of approval of a New Drug Application, the non-refundable sum of $700,000 will be due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of $1,000,000 to Epitech.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs place on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Innovet License Agreement

Under the terms of the Innovet license agreement, the Company has payments due to Innovet pending the achievement of specified milestones. Upon the one year anniversary of the agreement, the non-refundable sum of $250,000 will be due and payable to Innovet. Within thirty days from the first notification by the FDA of approval of a New Animal Drug Application ("NADA"), the Company will pay the non-refundable sum of $750,000 to Innovet.

Any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Innovet 14% of the lump sum payment received by the Company. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay 5% of Net Sales of the Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Contingencies

Legal matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Former employee

FSD hired an individual by way of employment agreement. The individual's employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual retained legal counsel in or around February 15, 2019, demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) payment for breach of contract.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

On July 29, 2020, a judgment was issued ordering the Company to pay unpaid wages and unpaid holiday pay in the amount of £59,748. On August 6, 2020, the Company filed an application for reconsideration for that decision which was refused by the Tribunal on October 24, 2020.

On August 25, 2020, the Claimant filed a separate cost order against the Company. On March 9, 2021, the Company received a Case Management Order with respect to the claim against the Company before a British Employment Tribunal. The Case Management Order stipulated that the Tribunal would proceed to hear the claim for costs, although no specifics on timing have been received. The Claimant has also asserted that he has a breach of notice claim against the Company that Claimant values at £400,000. To date, the Claimant has not brought such a claim. On May 6, 2021, a judge granted a cost order in the sum of £10,287.

In July 2021, the Company entered into a settlement agreement in the amount of £165,000. The Company has recorded a provision of $227,985 (£165,000) as at June 30, 2021. The settlement agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company's Facility.

The Company has settled the class action by entering into a definitive settlement agreement ("Settlement Agreement") in the amount of C$5.5M. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action.

Auxly Cannabis Group Inc.

On March 3, 2018, FSD entered into a Definitive Strategic Alliance and Streaming Agreement (the "Agreement") with Auxly Cannabis Group Inc. ("Auxly"). On February 6, 2019, the Company delivered to Auxly a Notice of Default, thereby terminating the Agreement effective immediately. Subsequent to the issuance of the Notice of Default, Auxly sent a Notice of Default to the Company on February 6, 2019 in response. To date, neither party has taken further legal action against the counter party.

To fund the development, Auxly purchased 37,313 Class B shares for the aggregate of $5,642,250 from the Company's treasury by way of private placement, which funds were placed in trust to be spent on construction and development costs. The funds were placed in a trust account to be administered by Auxly. Due to the termination and subsequent negotiations, it is indeterminable at this point as to the amount, if any, of these funds will be released to the Company. Should any funds be released to the Company, those amounts will be recognized in future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

Requisitioning Shareholders

On January 4, 2021, a group of shareholders (the "Requisitioning Shareholders") requisitioned a meeting of shareholders pursuant to section 105 of the Business Corporations Act (Ontario). Pursuant to that section, the current Board of Directors was required to call a meeting within twenty-one days, unless an exclusion applied.

At its meeting on January 21, 2021, the Board of Directors called an annual meeting of shareholders for June 29, 2021. This meeting was announced by press release issued on January 22, 2021.

On February 4, 2021, the Requisitioning Shareholders commenced an application to the Superior Court of Justice in Toronto for a declaration that they were entitled to call a meeting for March 31, 2021, or in the alternative for an order that a meeting be held on that date.

The Requisitioning Shareholders subsequently amended their application to include a request for: (i) an order prohibiting any current director (other than the Requisitioning Shareholders) from chairing the meeting and, if necessary, appointing an independent chair to conduct the meeting of shareholders, (ii) an order setting the record date for the meeting as January 29, 2021, and (iii) an order that none of the current directors (other than themselves) or any of their affiliates may vote any shares issued to them since January 4, 2021.

The application was heard by the court on March 4, 2021. A decision was rendered on March 5, 2021.

The court ordered that the Company hold the requisitioned meeting, together with an annual meeting of shareholders, on May 14, 2021. In regards to the conduct of the meeting, the court ordered that the parties agree on an independent chair to conduct the meeting. The court also ordered that the CEO and the Board of Directors (the "Individual Respondents") be restrained from voting at the meeting any shares issued to them since January 4, 2021. Apart from that, no restrictions are placed on the voting of any shares of the Company, including any other shares issued after January 4, 2021. Nor did the court make any order respecting the record date.

On April 6, 2021, the Requisitioning Shareholders filed a Statement of Claim in the Ontario Superior Court against the Company and the Board of Directors, claiming that the business and affairs of the Company are being carried out in a manner that is oppressive. The claim, among other things, seeks to restrain the Company from issuing any new shares in the capital of the Company or cash compensation prior to the Annual General Meeting, the removal of the CEO from his position as Executive Chairman of the Board of Directors of the Company prior to the Annual General Meeting, and a claim of C$68 million, payable to the Company, for harm caused to it and its shareholders.

On May 16, 2021, the Company announced the results of its annual general and special meeting of the shareholders held on May 14, 2021. The previous Board of Directors was relieved of their duties and a new Board of Directors was elected.

Parkway Clinical Laboratories

Parkway Clinical Laboratories ("PCL"), a company wholly owned by the Company's former CEO, Raza Bokhari, has filed an action on July 8, 2021 against the Company.  PCL has advanced two claims: (1) breach of contract in which PCL alleges that the Company failed to pay for $1,412,951 worth of services rendered (e.g., providing office space, personnel, and financial assistance); and (2) alleging that the Company received the benefit of the same services referenced in the breach of contract claim without paying for them.

The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as at June 30, 2021.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

Raza Bokhari

On July 15, 2021, the Company's former CEO, Raza Bokhari, filed a notice of arbitration and is seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the action. Raza Bokhari was placed on administrative leave from his role as the Company's Chief Executive Officer following the Company's annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors. Upon the recommendation of the Special Committee, Raza Bokhari's employment was terminated for cause by the Company's board of directors on July 26, 2021.

The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as at June 30, 2021.

Restraining Order

On July 2, 2021, the former CEO, Raza Bokhari, filed an action against the Company (the "Complaint") seeking to prevent the Company from cancelling shares of the Company issued in February 2021, to Raza Bokhari.

Raza Bokhari alleges that he had received shares of stock in FSD Pharma pursuant to the terms of an employment contract, and that the Company thereafter contacted his broker in a purportedly improper effort to cancel those shares after they were issued. Raza Bokhari advanced two claims in his Complaint: (a) claiming tortious interference with contractual relations, in which Raza Bokhari alleges that the Company interfered with the contract between him and his broker by demanding the return of the shares; and (b) conversion, in which Raza Bokhari alleges that he is entitled to the shares at issue and will be harmed by the Company's demand for their return. The damages sought by Raza Bokhari were not stated in the Complaint.

Raza Bokhari filed a Motion for Temporary Restraining order and Preliminary Injunction, in which he sought to prevent the defendants from interfering with his access to and use of the disputed shares. This motion was heard in Court and denied in its entirety on July 26, 2021.

The ultimate outcome of the matter cannot be reliably determined at this time and no provision or contingent asset has been recorded for this matter as at June 30, 2021. The Company's response to the Complaint is due by August 16, 2021.

Derivative Complaint

On July 20, 2021, a shareholder filed a claim against the Company and its directors and officers seeking to remedy harm they believe the directors and officers of the Company have caused by their actions. The shareholder has filed the claim on count of breach of fiduciary duties and corporate waste against the directors and officers.

The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as at June 30, 2021.

FSD Biosciences employees

During the three months ended June 30, 2021, two former FSD Biosciences employees resigned from their positions ("former employees") and the Company accepted their resignations. Subsequent to their resignations the former employees filed a joint claim seeking relief and support for (i) severance and bonuses in the amount of $600,000; undetermined amounts for (ii) detrimental reliance, (iii) unjust enrichment, (iv) fraud, (v) promissory estoppel and (vi) Pennsylvania wage payment and collection law.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as at June 30, 2021.

16. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. The Company paid expenses of $nil and $262,834 (2020 - $294,321 and $712,803) to a company owned by the former CEO for the three and six months ended June 30, 2021, included in the consolidated statement of loss and comprehensive loss under various expense line categories.

b. The Company pays independent directors compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the three and six months ended June 30, 2021 was $33,385 and $574,930 (2020 - $59,807 and $122,708), which includes $466,545 recognized as share-based compensation for shares issued (Note 16(c)).

c. In February 2021, as compensation, the Company issued 1,349,764 shares with a fair value of $3,576,875 to Raza Bokhari, in his capacity as Board Chair and Chief Executive Officer, and to certain other directors. Of the 1,349,764 shares issued, 1,173,709, with a fair value of $3,110,330, were issued to Raza Bokhari and 176,055 shares, with a fair value of $466,545, were issued to other directors. In June 2021, 156,278 of the shares issued to directors in February 2021 were cancelled. The Company is working to cancel certain of the shares issued to Raza Bokhari in February 2021 and is currently pursuing its legal options with respect to this matter.

d. The Company reimbursed certain directors C$1,334,158 for expenses incurred in relation to requisitioning, calling and holding the shareholders' meeting.

Key management personnel compensation during the three and six months ended June 30, 2021 and 2020 comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	229,909	633,223	745,785	1,368,258
Share-based payments and bonuses	2,819,217	292,795	6,674,635	2,329,884
Total	3,049,126	926,018	7,420,420	3,698,142

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in United States dollars]

June 30, 2021 and 2020

17. Subsequent events

On July 26, 2021, the Company issued 100,000 warrants to a related party controlled by a director of the Company. Each warrant can be exercised into a Class B Common Share of the Company, at an exercise price of C$2.50, at any time on or before June 30, 2023.

On July 27, 2021, the Company announced the termination of CEO, Raza Bokhari, for cause. The Company's board of directors has appointed Anthony Durkacz as the Company's interim CEO and Zeeshan Saeed was reinstated as the Company's President.